CERTIFICATE OF QUALIFIED PERSON

Dr John Chen
Level 22, 44 Market Street
Sydney, NSW 2000, Australia
Jchen@sinogold.com.au

I, Dr. John Chen, am a mining engineer, employed as Manager, Mining Technical Services, of Sino Gold Mining Limited and residing at 27 Jersey Street, Turramurra in the State of New South Wales, Australia 2074.

I am a member of the Australian Institute of Mining and Metallurgy. I graduated from the Beijing University of Technology, Beijing PR China with a Bachelor degree in Mining Engineering in 1984 and subsequently obtained a doctorate degree in the department of Mining Engineering from the University of New South Wales, Australia in1993.

I have practiced my profession continuously since 1993 and have been involved in reserve modelling work on gold, copper, lead, zinc and silver in China and Australia.

As a result of my experience and qualifications, I am a Qualified Person as defined in the Australasian Joint Ore Reserves Committee (JORC).

My most recent visit to the Jinfeng mine site was from January 5 to January 13, 2010. I was responsible for reviewing matters related to the underground mineral reserve estimation and classification for the Jinfeng Gold Mine dated December 31, 2008. This reserve estimate was prepared under my direct supervision.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.4 of National Instrument 43-101.

I have read JORC and this report entitled, *Jinfeng Gold Mine Guizhou Province China*, with an effective date of October 10, 2007, has been prepared in compliance with same.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading

I consent to the filing of the technical report entitled, *Jinfeng Gold Mine Guizhou Province China*, with an effective date of October 10, 2007, with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this report.

Dated at Sydney, New South Wales, this 29th day of January, 2010

Chen Jingzhong

Dr. John Chen